UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number:  001-35563

PEMBINA PIPELINE CORPORATION

(Name of registrant)

(Room #39-095) 4000, 585 8th Avenue S.W.

Calgary, Alberta T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

Date: April 6, 2016	By:	/s/ Scott Burrows
Name: Scott Burrows
Title: Vice President, Finance and Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	News Release Dated April 6, 2016 - Pembina Pipeline Corporation Declares Common and Preferred Share Dividends and Announces Increase to Credit Facility and Conference Call and Webcast Details for its First Quarter 2016 Results and Annual General Meeting